(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 000-50223
CUSIP Number 00506P 10 3

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

ActivIdentity Corporation

Full Name of Registrant

Former Name if Applicable

6623 Dumbarton Circle

Address of Principal Executive Office (Street and Number)

Fremont, CA 94555-3603

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ActivIdentity Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Annual Report on Form 10-K for the year ended September 30, 2006 (the “Form 10-K”). The Company is unable, without unreasonable effort and expense, to file the 2006 Form 10-K on a timely basis. The Company is working with its independent registered public accounting firm to finalize the audit of its financial statements for the year ended September 30, 2006 and the related documentation and testing of internal controls over financial reporting as required under Section 404 of the Sarbanes-Oxley Act. The Company expects that these activities will be completed and the 2006 Form 10-K will be filed by the end of the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark Lustig Vice President and Chief Financial Officer (Name)	(510) (Area Code)	574-0100 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

ActivIdentity Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ActivIdentity Corporation

Date: December 13, 2006	By:	/s/ Mark Lustig
Mark Lustig
Vice President and Chief Financial Officer